Filed pursuant to Rule 424(b)(3)

Registration No. 333-208127

Prospectus Supplement No. 1

(To Prospectus dated March 18, 2016)

3,500,019 American Depositary Shares Each Representing 20 Ordinary Shares

Issuable upon Exercise of Warrants

This Prospectus Supplement No. 1 supplements and amends the prospectus dated March 18, 2016, referred to herein as the Prospectus. Prospective investors should carefully review the Prospectus and this Prospectus Supplement No. 1.

This Prospectus Supplement No. 1 is qualified by reference to the Prospectus, except to the extent that the information in this Prospectus Supplement No. 1 updates or supersedes the information contained in the Prospectus, including any supplements and amendments thereto. This Prospectus Supplement No. 1 is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Investing in our ADSs involves a high degree of risk. These risks are described under the caption “Risk Factors” beginning on page 6 of the Prospectus, as the same may be updated in prospectus supplements.

Neither the Securities and Exchange Commission, the Israeli Securities Authority, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 16, 2016.

The section entitled “Recent Developments” on page 3 of the Prospectus is hereby amended in its entirety to read as follows:

Recent Developments

Initial Public Offering on The NASDAQ Capital Market

On November 25, 2015 we completed an underwritten public offering of 3,158,900 ADSs, each representing 20 of our ordinary shares, and public warrants to purchase up to 3,158,900 ADSs. The ADSs and public warrants were issued in a fixed combination of one ADS and one warrant to purchase one ADS for a combined price to the public of $4.13. In addition, the underwriters of the offering partially exercised their option to purchase an additional 220,074 representative's warrants to purchase 220,074 ADSs. The public warrants have a per ADS exercise price of $4.13, are exercisable immediately, and have a term of five years from the date of issuance. The gross proceeds to us from this offering were approximately $13 million, prior to deducting underwriting discounts, commissions and other offering expenses. Since November 20, 2015, our ADSs and public warrants have been traded on NASDAQ under the symbols “KTOV” and "KTOVW", respectively.

Clinical Trial Results

On December 15, 2015, we announced that the Phase III, double-blind, placebo-controlled clinical trial for our leading drug candidate, KIT-302, successfully met the primary efficacy endpoint of the trial protocol as approved by the FDA. Data from the trial further revealed that KIT-302 tended to reduce blood pressure more than the widely used hypertension drug amlodipine besylate when administered alone. We plan to submit our NDA for marketing approval of KIT-302 with the FDA at the end of 2016.

The trial protocol, approved by the FDA through the SPA process, was designed to quantify the decrease of hypertension in patients receiving KIT-302. The trial was performed in the U.K. in four groups of twenty-six (26) to forty-nine (49) patients, with a total of 152 patients. Each patient was treated over a total period of two weeks. Group One was treated with KIT-302, comprised of celecoxib and amlodipine besylate. Group Two was treated with amlodipine besylate only, one of the components of KIT-302. Group Three was treated with celecoxib only, the other component of KIT-302. Group Four was treated with a double placebo. The trial began in June 2014 and was completed in November 2015.

The primary efficacy end-point of the trial was to show that a combination of the two components of KIT-302, as demonstrated in Group One, lowers daytime systolic blood pressure by at least 50% of the reduction in blood pressure achieved in patients in Group Two, who were treated with amlodipine besylate only.

The trial results showed that in patients treated with amlodipine besylate only, there was a mean reduction in daytime systolic blood pressure of 8.8 mm Hg. In patients treated with KIT-302, there was a mean reduction in daytime systolic blood pressure of 10.6 mm Hg. Therefore, the primary efficacy endpoint of the study has been successfully achieved with a p value of 0.001.

On May 12, 2016, we announced that had received the minutes from the FDA of the pre-NDA submission meeting held during April 2016. The FDA requested that the clinical study results be reviewed to check and make sure no patients suffered adverse consequences from the enhanced blood pressure reduction resulting from the synergy of celecoxib and amlodipine. We are unaware of any such events occurring and intend to include a detailed review in the safety section of our NDA. In addition, to further establish safety, the FDA requested a literature search related to animal studies of celecoxib and amlodipine be included in the NDA. The FDA also requested documentation of a clinical need for KIT-302 such as by identifying how many patients receive celecoxib on a chronic basis. We intend to provide this documentation by using one or more of the various computerized patient care databases or pharmacy benefit managers. Finally, the FDA requested that the statistical calculation for the primary efficacy endpoint be performed using an alternate mathematical technique. Our statistician has already conducted this calculation and determined that the primary efficacy endpoint was successfully met with the new calculation method.

Allowance for Patent from USPTO

On May 12, 2016, we announced that our patent application to approve a patent relating to a drug for treating hypertension or rapid pulse caused by a stimulating medical treatment (e.g., drugs against obesity or ADHD), has received a notice of allowance for ameliorating the elevation of blood pressure caused by a specific NSAID by the co-administration of a specific calcium channel blocker. It is possible to pursue claims to additional inventions based on the patent application by making patent filings prior to issuance of a patent on this patent application.

The “Risk Factor” entitled “While we have negotiated a special protocol assessment, or SPA, agreement with the FDA relating to the Phase III clinical trial protocol for KIT-302, this agreement does not guarantee approval of KIT-302 or any other particular outcome from regulatory review of the study or the drug candidate.” on page 11 of the Prospectus is hereby amended in its entirety to read as follows:

While we have negotiated a special protocol assessment, or SPA, agreement with the FDA relating to the Phase III clinical trial protocol for KIT-302, and have received minutes of a pre-NDA submission meeting with the FDA; this agreement and these minutes do not guarantee approval of KIT-302 or any other particular outcome from the final regulatory review of the study or the drug candidate.

We have reached an agreement with the FDA to conduct the Phase III clinical trial for KIT-302 pursuant to an SPA agreement. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of Phase III trials that are intended to form the primary basis for determining a therapeutic candidate’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial design and data analysis plans, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the therapeutic candidate with respect to its effectiveness and safety against the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA agreement must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA. Nevertheless, an SPA agreement does not guarantee approval of a therapeutic candidate, and approval will require that the data will convince the FDA of the safety, efficacy and need for the therapeutic candidate. Even if the FDA agrees to the design, execution and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor company fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement. A revocation or alteration in our existing SPA agreement could significantly delay or prevent approval of our application. Our SPA agreement with the FDA does not ensure that KIT-302 will receive marketing approval or that the approval process will be faster than conventional regulatory procedures.  Further, we cannot assure you that the reported results of our Phase III clinical trial of KIT-302, and the minutes of a pre-NDA submission meeting with the FDA which we received in May 2016, will result in any FDA approval for KIT-302.  While we believe that our Phase III clinical trial has been completed in accordance with the SPA agreement, and that the data generated met the endpoints that have been agreed in the SPA agreement to represent adequate evidence of effectiveness, and while we anticipate that we will be able to satisfactorily provide the additional information requested by the FDA as part of the minutes we received following the pre-NDA submission meeting, if the FDA revokes or alters its agreement under the SPA agreement, or if the FDA interprets the data collected from the clinical trial differently than we do, or if the FDA is not satisfied with the additional information we submit to them, the FDA may not deem the data sufficient to support an application for regulatory approval, which could materially adversely affect our business, financial condition and results of operations.

The section entitled “Intellectual Property” on page 48 of the Prospectus is hereby amended in its entirety to read as follows.

Intellectual Property

Patents, trademarks and licenses and market exclusivity

Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on our trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We vigorously defend our intellectual property to preserve our rights and gain the benefit of our technological investments. Our business is not dependent, however, upon any single patent, trademark or contract. See “Risk Factors – Risks Related to Intellectual Property and legal proceedings”.

We own two patent applications. If granted, the two patent applications would have a maximum term extending until 2029, in all jurisdictions where the cases are pending.  The claimed subject matter in the two patent applications would include claims to new treatment methods using known compounds and new formulations and dosage types including unique combinations of known compounds. The following is a brief description of our patent applications:

·	An application for a patent relating to a drug which addresses the users of anti-inflammatory drugs, pain relief drugs or fever reducing drugs of the NSAID type, in combination with anti-hypertension treatment, aiming to prevent or reduce the side effects related to the cardiovascular system. Patent applications related to this application were filed in the U.S., Australia, Japan, Canada and Europe in May 2009. Two provisional applications for the patent were filed with priority dates in 2008; and

·	An application to approve a patent relating to a drug for treating hypertension or rapid pulse caused by a stimulating medical treatment (e.g., drugs against obesity or ADHD). The request for the patent includes a combination of a recognized and proven drug for treating hypertension caused by using drugs for treating ADHD, including stimulants (e.g., CNS stimulants), or from using the two drugs separately, to prevent increased hypertension or rapid pulse caused by using a stimulant. The patent application includes additional claims which are based on NSAID, which causes increased hypertension or rapid pulse. The patent application was filed in the U.S. in February 2011 as a continuation in part application of the first application with the same priority date. In May 2016, the application received a notice of allowance for ameliorating the elevation of blood pressure caused by a specific NSAID by the co-administration of a specific calcium channel blocker. It is possible to pursue claims to additional inventions based on the patent application by making patent filings prior to issuance of a patent on this patent application

In the branded pharmaceutical industry, the majority of a branded drug’s commercial value is usually realized during the period in which the product has market exclusivity. In the U.S. and some other countries, when market exclusivity expires and generic versions of a product are approved and marketed, there can often be very substantial and rapid declines in the branded product’s sales. The rate of this decline varies by country and by therapeutic category, and the number of generic competitor entrants to the market, among other factors; however, following patent expiration, branded products often continue to have market viability based upon the goodwill of the product name, which typically benefits from trademark protection.

A brand product’s market exclusivity is generally determined by two forms of intellectual property: patent rights held by the brand company and any regulatory forms of exclusivity to which the NDA-holder is entitled.

Patents are a key determinant of market exclusivity for most branded pharmaceuticals. Patents provide the brand company with the right to exclude others from practicing an invention related to the medicine. Patents may cover, among other things, the active ingredient(s), various uses of a drug product, pharmaceutical formulations, drug delivery mechanisms and processes for (or intermediates useful in) the manufacture of products, and polymorphs. Protection for individual products extends for varying periods in accordance with the expiration dates of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of patent, its scope of coverage and the availability of meaningful legal remedies in the country.

Market exclusivity is also sometimes influenced by regulatory exclusivity rights. Many developed countries provide certain non-patent incentives for the development of medicines. For example, the U.S., the European Union and Japan each provide for a minimum period of time after the approval of a new drug during which the regulatory agency may not rely upon the data of the original party who developed the drug to approve a competitor’s generic copy. Regulatory exclusivity rights are also available in certain markets as incentives for research on new indications, on orphan drugs and on medicines useful in treating pediatric patients. Regulatory exclusivity rights are independent of any patent rights and can be particularly important when a drug lacks broad patent protection. Most regulatory forms of exclusivity, however, do not prevent a competitor from gaining regulatory approval prior to the expiration of regulatory data exclusivity on the basis of the competitor’s own safety and efficacy data on its drug, even when that drug is identical to that marketed by the innovator.

We estimate the likely market exclusivity period for each of our 505(b)(2) products on a case-by-case basis. It is not possible to predict the length of market exclusivity for any of our branded products with certainty because of the complex interaction between patent and regulatory forms of exclusivity, and inherent uncertainties concerning patent litigation. There can be no assurance that a particular product will enjoy market exclusivity for the full period of time that we currently estimate or that the exclusivity will be limited to the estimate.